Conditional approval for the inclusion of Kumho Investment Bank as a subsidiary

On May 29, 2013, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) received conditional approval from the Financial Services Commission to include Kumho Investment Bank as a subsidiary. The approval is valid only if Woori Finance Holdings participates in the proposed public offering of unsubscribed Kumho Investment Bank shares.

As previously disclosed, Woori Finance Holdings may choose not to participate in the proposed public offering or complete the purchase of unsubscribed Kumho Investment Bank shares in such public offering if, due to a high level of participation by existing shareholders or other investors, Woori Finance Holdings expects that it will not be able to obtain a 30% or above shareholding (i.e., the minimum percentage required for subsidiary treatment under Article 43-2(1) of the Financial Holding Companies Act of Korea) in Kumho Investment Bank through its participation in the proposed public offering.